Fourth Quarter 2013 Investor Presentation

Jimmy C. Tallent
President &
Chief Executive Officer

H. Lynn Harton
Chief Operating Officer

Rex S. Schuette
Executive Vice President &
Chief Financial Officer
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
Executive Vice President &
Chief Risk Officer

United Community Banks, Inc.

Cautionary Statement

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission, including its 2012 Annual Report on Form 10-K and its most recent quarterly report on Form 10-Q under the sections entitled "Forward-Looking Statements". Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

Non-GAAP Measures

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: core fee revenue, core operating expense, core earnings, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: fee revenue, operating expense, net income (loss), and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix to this presentation.

United at a Glance

- Founded in 1950
- Third-largest bank holding company in Georgia
- Headquartered in Blairsville, Georgia with 102 locations throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina, western South Carolina, and east Tennessee
- 1,506 employees



NASHVILLE
TENNESSEE
KNOXVILLE
CHATTANOOGA
ASHEVILLE
NORTH CAROLINA
SOUTH CAROLINA
GREENVILLE
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
ATLANTA
GEORGIA
FLORIDA
JACKSONVILLE

Deposit Market Share[1]			
Market	Offices	Deposit Share	Rank
North Georgia	22	34%	1
Atlanta MSA	36	4	6
Gainesville MSA	5	12	4
Coastal Georgia	8	4	7
Western North Carolina	19	13	3
East Tennessee	8	2	8

Key Statistics as of 12/31/13	
(billions)	
Total assets	$7.43
Total deposits	$6.20
Loans	$4.33

[1] *FDIC deposit market share and rank as of June 30, 2013 for markets where United takes deposits. Source: SNL and FDIC. Excludes 3 Loan Production Offices in Georiga and Tennessee and one newly formed bank in Greenville, SC.*

Business and Operating Model



Service is Point of Differentiation

- #1 in Customer Satisfaction according to Customer Service Profiles
- Nationally recognized customer service
- Golden rule of banking – treating people the way we want to be treated
- "The Bank that SERVICE Built"
- Customer surveys continue with 95%+ satisfaction rate

"Community bank service, large bank resources"

Twenty-eight "community banks"

Local CEOs with deep roots in their communities

Resources of a $7.4 billion bank

Strategic footprint with substantial banking opportunities

Operates in a number of the more demographically attractive U.S. markets

Disciplined growth strategy

Organic supported by de novos and selective acquisitions

United Community Banks

Highlights Fourth Quarter



Improving Quarterly Results

- Net income of $15.9 million, or $.22 per share, compared to $5.3 million, or $.04 per share a year ago
- Return on assets of .86% vs. .31% a year ago
- Return on common equity of 7.5% vs. 2.2% a year ago



Solid Improvement in All Credit Quality Metrics from One Year Ago

- Credit metrics at pre-credit crisis levels for second half of 2013
- Credit costs decline substantially: Provision of $3.0 million / foreclosure costs of $191 thousand
- Net charge-offs decline to $4.45 million or .41% of total loans
- Allowance of $76.8 million or 1.77% of total loans
- NPAs declined to $31.0 million and .42% of total assets



Operating Efficiencies Strengthen in 2013

- Efficiency ratio of 60.0%; significantly down from 71.7% a year ago
- FDIC costs and professional fees decline from both linked quarter and year ago
  - Continued focus on reducing costs and improving fee revenue

Highlights Fourth Quarter



Core Fee Revenue Challenges

- Lower mortgage volume and fees
- Offset partially by higher brokerage fees



Loan Growth Returns to Mid-Single Digit Levels

- Net loan growth this quarter of $62 million, or 6% annualized
  - Driven by commercial and home equity products



Continued Strong Core Transaction Deposit Growth

- Up $22 million in the fourth quarter or 3% annualized
- Up $224 million from year ago or 7%
- Represents 60% of total customer deposits compared to 34% at the end of 2008



Solid Capital Ratios and Improved Debt Position

- Repaid all TARP preferred stock of $180 million in early January 2014 without issuing common stock
- Tier I Common to Risk Weighted Assets of 9.3%; Tangible Common to RWAs of 13.2%
- Tier 1 Risk Based Capital of 12.7% and Tier I Leverage of 9.1%

United Community Banks

2014 Goals

Our Goal: Leverage Our Strengths



- Strong local leadership
- Funding advantage in our legacy markets
- Consistent and attractive culture
  - Class leading customer satisfaction
  - Low employee turnover

- **Grow loans in the high-single digits**

- **Increase core transaction deposits in the mid-single digits**

- **Modest growth in net interest revenue with slight margin compression through the year**

- **Credit costs and trends continue at or below 3Q/4Q 2013 levels**

- **Modest growth in fee revenue despite weaker mortgage fees**

- **Lower operating expenses driven by non-personnel costs**

- **Effective tax rate increases by two percent due to mix of taxable earnings**

5 Quarters ROA With Actual EPS



Earnings Per Share
Return on Assets Basis Points
$.24
$.20
$.16
$.12
$.08
$.04
$.00
80
70
60
50
40
30
31
70
84
86
86
$.04
$.15
$.20
$.21
$.22
4Q12
1Q13
2Q13
3Q13
4Q13

Long-term goal of 1% ROA

United Community Banks

United Community Banks, Inc.

FINANCIAL REVIEW

Core Earnings & Core Fee Revenue



Core Earnings $27.9 Million

Down $1.0 million from 3Q13 and down $1.3 million from a year ago

- – – – Net Interest Revenue
- ——— Core Operating Expenses
- ········ Core Earnings
- ——— Core Fee Revenue

$ in thousands

CORE EARNINGS

	4Q13	Variance - Increase / (Decrease) 3Q13	Variance - Increase / (Decrease) 4Q12
Net Interest Revenue	$ 55,879	$ 1,622	$ (265)
Fee Revenue	13,219	(747)	(1,332)
Gross Revenue	69,098	875	(1,597)
Operating Expense (Excl OREO)	41,193	1,868	(296)
Pre-Tax, Pre-Credit (Core)	$ 27,905	$ (993)	$ (1,301)
Net Interest Margin	**3.26 %**	**- %**	**(.19) %**

[1] Includes securities gains (losses), gains from gains from the sale of low income housing credits, deferred compensation gains, and BOLI death benefit gain.

CORE FEE REVENUE

	4Q13	Variance - Increase / (Decrease) 3Q13	Variance - Increase / (Decrease) 4Q12
Overdraft Fees	$ 3,199	$ (4)	$ (265)
Interchange Fees	3,691	(261)	(10)
Other Service Charges	1,276	(25)	66
Total Service Charges and Fees	8,166	(290)	(209)
Mortgage Loan & Related Fees	1,713	(841)	(1,549)
Brokerage Fees	1,361	87	610
Other	1,979	297	(184)
Total Fee Revenue - Core	**13,219**	**(747)**	**(1,332)**
Non-Core[1]	300	41	206
Reported - GAAP	$ 13,519	$ (706)	$ (1,126)

10

Core Operating Expenses

$ in thousands

	4Q13	Variance - Increase / (Decrease) 3Q13	4Q12
Salaries & Employee Benefits	$ 24,587	$ 2,075	$ 1,627
Communications & Equipment	3,414	109	94
Occupancy	3,735	356	280
FDIC Assessment	1,804	(601)	(701)
Advertising & Public Relations	781	(181)	(206)
Postage, Printing & Supplies	882	238	(168)
Professional Fees	2,102	(548)	(583)
Other Expense	3,888	420	(639)
Core Operating Expenses	**41,193**	**1,868**	**(296)**
Non-Core[1]	421	(351)	(8,816)
Reported GAAP	**$ 41,614**	**$ 1,517**	**$ (9,112)**
Efficiency Ratio	**60.0 %**	**1.4 %**	**(11.7) %**

[1] Includes foreclosed property costs, severance, and deferred compensation gains.

Key Drivers of Net Interest Revenue / Margin

Net Interest Revenue & Margin

$ in millions



Net Interest Revenue

- 4Q13 growth impacted by:
  - ✓ Net loan growth
  - ✓ Higher securities yield
  - ✓ Offset partially by loan pricing competition

Key Drivers of NIR – Loan Growth



Key Drivers of NIR – Deposit Pricing (excl. brokered)



- CD pricing reflects the quarter-average new and renewed yield
- MMDA / NOW pricing reflects the deposit yield for each quarter

Net Income

$ in thousands

NET OPERATING INCOME			
		Variance - Increase / (Decrease)	
	4Q13	3Q13	4Q12
Core Earnings (Pre-Tax, Pre-Credit)	**$ 27,905**	**$ (993)**	**$ (1,301)**
Provision for Loan Loss	3,000	-	(11,000)
NON-CORE FEE REVENUE:			
Securities Gains (Losses)	70	70	39
BOLI Death Benefit Gain	-	(86)	-
Gains (Losses) on Deferred Compensation Plan Assets	230	57	167
Total Non-Core Fee Revenue	**300**	**41**	**206**
NON-CORE OPERATING EXPENSES:			
Foreclosed Property Write Downs	326	(3)	(1,112)
Foreclosed Property (Gains) Losses on Sales	(761)	(113)	(2,511)
Forclosed Property Maintenance Expenses	626	113	(797)
Severance Costs	-	(405)	(563)
Provision for Litigation Settlement	-	-	(4,000)
Gains (Losses) on Deferred Comp Plan Liability	230	57	167
Total Non-Core Operating Expenses	**421**	**(351)**	**(8,816)**
Income Tax Expense	8,873	(1,012)	8,071
Net Income	**$ 15,911**	**$ 411**	**$ 10,650**
Preferred Stock Dividends	2,912	(147)	(133)
Net Income Avail to Common Shareholders	**$ 12,999**	**$ 558**	**$ 10,783**
Net Income Per Share	**$ .22**	**$ .01**	**$ .18**
Tangible Book Value	**$ 11.26**	**$ .31**	**$ 4.69**
Return on Assets	**.86 %**	**- %**	**.55 %**
Return on Common Equity	**7.52**	**.14**	**5.42**

$ in millions

Prior Quarterly Net Income

4Q13	$ 15.9
3Q13	$ 15.5
2Q13	$ 230.0
1Q13	11.8
4Q12	5.3

59.9 Million Shares Outstanding

Customer Deposit Mix & Core Growth

$ in millions

Deposits by % / Customer Mix



4Q13
$5.8B
60%*
Demand & NOW
34%
Public
Funds
16%
Time
>$100M
10%
Time
<$100M
15%
MMDA &
Sav
25%

*% of core transaction customer deposits



2Q08
$6.2B
34%*
Public
Funds
14%
Time
>$100M
22%
Demand & NOW
23%
MMDA &
Sav
10%
Time
<$100M
31%

Total Deposit Mix

Significant growth in core transaction deposits since 4Q08

	4Q13	3Q13	4Q12	4Q08
Demand / NOW	$ 1,969	$ 1,979	$ 1,841	$ 1,457
MMDA / Savings	1,468	1,437	1,372	630
Core Transaction	**3,437**	**3,416**	**3,213**	**2,087**
Time < $100,000	888	920	1,050	1,945
Public Deposits	863	734	739	755
Total Core	5,188	5,070	5,002	4,787
Time >$100,000	557	593	674	1,336
Public Deposits	32	31	31	87
Total Customer	**5,777**	**5,694**	**5,707**	**6,210**
Brokered Deposits	425	419	245	793
Total Deposits	**$ 6,202**	**$ 6,113**	**$ 5,952**	**$ 7,003**

Core Deposit Growth – Category & Market

CATEGORY	Growth 4Q13	Growth YTD
Demand	$ (26.0)	$123.0
MM Accounts	29.9	73.0
Savings	2.0	23.8
NOW	15.8	4.7
Total Categories	$ 21.7	$224.5
Growth (Annualized)	3 %	7 %

MARKET	Growth 4Q13	Growth YTD
Atlanta	$ 3.7	$ 75.0
N. Georgia	(0.9)	61.9
North Carolina	(0.8)	41.5
Coastal Georgia	(2.8)	2.5
Tennessee	3.5	3.80
Gainesville	4.1	19.2
South Carolina	14.9	20.6
	$ 21.7	$ 224.5

Capital Ratios

Holding Company	Well-Cap		4Q13		3Q13		2Q13		1Q13		4Q12	
Tier I RBC	6	%	12.7	%	14.2	%	13.7	%	14.3	%	14.2	%
Total RBC	10		14.0		15.5		15.2		15.9		15.7	
Leverage	5		9.1		10.0		9.8		9.7		9.6	
Tier 1 Common RBC			9.3		9.0		8.5		8.9		8.8	
Tangible Common to Assets			9.0		9.0		6.3		5.7		5.7	
Tangible Equity to Assets			11.6		11.8		9.1		8.5		8.6	

Bank	Well-Cap		4Q13		3Q13		2Q13		1Q13		4Q12	
Tier 1 RBC	6	%	13.6	%	14.5	%	14.2	%	14.7	%	14.5	%
Total RBC	10		14.8		15.7		15.5		16.0		15.7	
Leverage	5		9.6		10.2		10.1		10.0		9.9	

United
Community Banks

United Community Banks, Inc.

LOAN PORTFOLIO & CREDIT QUALITY

Loan Portfolio *(total $4.33 billion)*

$ in billions

By Loan Type


Commercial
55%
$2.38
Consumer
7% $.31
Resi Constr
8% $.33
Residential
Mortgage
30%
$1.31

Diversifying Portfolio


1Q11
$4.194
Retail
31%
$1.308
C&I
34%
$1.424
A&D 10% $.413
Constr 8% $.350
Inv RE
17%
$.699
Reduced concentrations of A&D and Investor RE loans
4Q13
$4.329
Retail
38%
$1.623
C&I
37%
$1.605
A&D 6% $.244
Constr 5% $.234
Inv RE
14%
$.623

Geographic Diversity


36%
24%
12%
0%
South Carolina $.088
2%
Other (Indirect Auto) $.196
5%
Gainesville MSA $.255
6%
East Tennessee $.280
6%
Coastal Georgia $.423
10%
Western North Carolina $.572
13%
North Georgia $1.240
29%
Atlanta MSA $1.275
29%

Total Loans

Period	$ in Billions
4Q13	$4.329
3Q13	$4.267
2Q13	$4.189
1Q13	$4.194
4Q12	$4.175

Loan Diversification & Type

- Reducing land exposure
- Focus on small business and C&I
- Enhanced retail products

17

New Loans Funded and Advances[1]

$ in millions

CATEGORY

	4Q13	3Q13
Commercial C & I	$ 58.7	$ 64.5
Owner Occupied CRE	54.1	58.2
Income Producing CRE	44.9	28.1
Commercial Constr.	3.1	4.9
Total Commercial	160.8	155.7
Residential Mortgage	33.2	49.8
Residential HELOC	50.7	55.4
Residential Construction	37.4	32.5
Consumer	42.4	77.5
Total Categories	**324.5**	**370.9**

(1) Represents new loans funded and net loan advances (net of payments on lines of credit)

MARKET

	4Q13	3Q13
Atlanta	$ 111.1	$ 116.6
Coastal Georgia	30.3	40.5
N. Georgia	51.1	71.5
North Carolina	25.6	38.4
Tennessee	22.6	18.9
Gainesville	10.4	18.6
South Carolina	42.9	13.5
Other (Indirect Auto)	30.5	52.9
Total Markets	**$ 324.5**	**$ 370.9**

New Loans Funded and Advances



4Q12	1Q13	2Q13	3Q13	4Q13
$309.0	$274.4	$403.8	$370.9	$324.5

Commercial Loans *(total $2.38 billion)*

$ in billions

By Loan Type



COMMERCIAL (SECURED BY RE)
Owner Occupied 48% $1.13B
Income Producing 26% $.62B
Comm Constr 6% $.15B
C & I 20% $.47B

Geographic Diversity



36%
24%
12%
0%
South Carolina $ .085 4%
East Tennessee $ .136 6%
Western North Carolina $ .169 7%
Gainesville MSA $ .177 7%
Coastal Georgia $ .299 13%
North Georgia $ .566 24%
Atlanta MSA $.946 40%

Average Loan Size

Type	$ in Thousands
Owner Occup'd	$427
Income Prod	600
C & I	94
Comm Constr	387

United Community Banks

Retail *(total $1.62 billion)*

$ in millions

By Loan Type



Home Equity
LOC 27% $.441B
Avg loan size
$48 thousand
Indirect Auto 12% $.196B
Mortgage
54%
$.875B
Consumer
7%
$.111B
Avg loan size
$73 thousand*
*Includes lower balance Home Equity LOC; Non-Home Equity average loan size is $100 thousand

Geographic Diversity



36%
24%
12%
0%
South Carolina $ .003
0%
Gainesville MSA $.069
5%
Coastal Georgia $ .105
7%
East Tennessee $ .131
9%
Indirect Auto $.196
12%
Atlanta MSA $ .261
16%
Western North Carolina $ .332
21%
North Georgia $ .525
32%

- Success with new portfolio products and HELOCs
- Conservative underwriting
- 63% of HE Primary Lien

United Community Banks

Residential Construction *(total $328 million)*

$ in millions

By Loan Type

LAND

Lot
51%
$166

Raw
12%
$38

Developing
11%
$39

Sold
19%
$62

Spec
7%
$23

CONSTRUCTION

Geographic Diversity



	Gainesville MSA $ 9	East Tennessee $ 12	Coastal Georgia $ 18	Atlanta MSA $ 68	Western North Carolina $ 72	North Georgia $ 149
	3%	4%	6%	19%	22%	46%

		4Q13	3Q13	2Q13	1Q13	4Q12	4Q13 vs. 4Q12
TOTAL COMPANY							
Land Loans							
	Developing	$ 39	$ 40	$ 42	$ 57	$ 62	$ (23)
	Raw	38	35	36	42	46	(8)
	Lot	166	167	173	188	193	(27)
	Total	243	242	251	287	301	(58)
Construction Loans							
	Spec	23	30	34	40	41	(18)
	Sold	62	46	47	45	40	22
	Total	85	76	81	85	81	4
Total		$ 328	$ 318	$ 332	$ 372	$ 382	$ (54)

United
Community Banks

Credit Quality

$ in millions

	4Q13		3Q13		2Q13		1Q13		4Q12	
Net Charge-offs	$	**4.4**	$	**4.5**	$	**72.4**	$	**12.4**	$	**14.5**	
as % of Average Loans		0.41 %		.42 %		6.87 %		1.21 %		1.39 %	
Allowance for Loan Losses	$	**76.8**	$	**80.4**	$	**81.8**	$	**105.8**	$	**107.1**	
as % of Total Loans		1.77 %		1.88 %		1.95 %		2.52 %		2.57 %	
as % of NPLs		286		308		294		110		97	
Past Due Loans (30 - 89 Days)		**.58 %**		**.45 %**		**.49 %**		**.66 %**		**.65 %**	
Non-Performing Loans	$	**26.8**	$	**26.1**	$	**27.9**	$	**96.0**	$	**109.9**	
OREO		**4.2**		**4.5**		**3.9**		**16.7**		**18.3**	
Total NPAs		**31.0**		**30.6**		**31.8**		**112.7**		**128.2**	
Performing Classified Loans		**172.7**		**173.6**		**176.3**		**271.7**		**261.9**	
Total Classified Assets	$	**203.7**	$	**204.2**	$	**208.1**	$	**384.4**	$	**390.1**	
as % of Tier 1 / Allowance		27 %		26 %		27 %		49 %		50 %	
Accruing TDRs *(see page 28)*	$	**78.7**	$	**79.8**	$	**77.8**	$	**126.0**	$	**122.8**	
As % of Original Principal Balance											
Non-Performing Loans		**65.3 %**		**61.6 %**		**62.6 %**		**66.3 %**		**69.5 %**	
OREO		**44.5**		**41.5**		**31.6**		**45.0**		**39.7**	
Total NPAs											
as % of Total Assets		**.42**		**.42**		**.44**		**1.65**		**1.88**	
as % of Loans & OREO		**.72**		**.72**		**.76**		**2.68**		**3.06**	

Non-Performing Loans (NPLs) Inflow Trends

Quarterly NPL Inflows

$ in millions



Total NPLs

$ in millions



Performing Classified Loans



BY CATEGORY	4Q12		1Q13		2Q13		3Q13		4Q13	
Commercial:										
Commercial & Industrial	$	18	$	20	$	11	$	10	$	9
Owner Occupied		65		71		43		40		43
Total C & I		83		91		54		50		52
Income Producing CRE		53		57		36		36		34
Commercial Constr		19		18		16		17		17
Total Commercial		**155**		**166**		**106**		**103**		**104**
Residential Mortgage		65		64		51		53		52
Residential Construction		38		38		17		16		14
Consumer / Installment		4		3		2		2		3
Total Performing Classified	$	**262**	$	**271**	$	**176**	$	**174**	$	**173**
Classified to Tier 1 + ALL		50 %		49 %		27 %		26 %		27 %

United Community Banks

TDRs

$ in millions

LOAN TYPE	Accruing[1]		Non-Accruing		Total TDRs	
	4Q13	vs. 4Q12	4Q13	vs. 4Q12	4Q13	vs. 4Q12
Commercial (Sec by RE)	$ 38.0	$ 64.0	$ 2.7	$ 12.2	$ 40.7	$ 76.2
Commercial & Industrial	3.1	7.0	.1	.2	3.2	7.2
Commercial Construction	13.0	16.4	-	17.5	13.0	33.9
Total Commercial	54.1	87.4	2.8	29.9	56.9	117.3
Residential Mortgage	16.2	17.2	3.1	2.1	19.3	19.3
Residential Construction	8.2	17.9	2.3	5.9	10.5	23.8
Consumer Installment	.2	.3	.1	.1	.3	.4
Total	$ 78.7	$ 122.8	$ 8.3	$ 38.0	$ 87.0	$ 160.8

Accruing TDRs



$200
$150
$100
$50
$-
$122.8
$126.0
$77.8
$79.8
$78.7
4Q12
1Q13
2Q13
3Q13
4Q13

[1] 76.97 percent of accruing TDR loans have an interest rate of 4 percent or greater

Accruing TDR past due 30 – 89 days – 3.4%

26.5% of accruing TDRs are pass credits

United Community Banks

Net Charge-offs by Category & Market

$ in thousands

NET CHARGE-OFFS BY CATEGORY	4Q13		% of Average Loans (Annualized)			
	Total	% of Avg Loans	3Q13	2Q13	1Q13	4Q12
Commercial (Sec. by RE):						
Owner Occupied	$ 1,638	.57 %	.58 %	5.85 %	.69 %	1.76 %
Income Producing	320	.21	.14	5.45	1.99	.67
Total Comm (Sec. by RE)	1,958	.44	.49	5.70	1.18	1.35
Commercial & Industrial	(149)	(.13)	.12	13.91	1.34	.12
Commercial Construction	(9)	(.02)	.39	17.53	(.01)	4.25
Total Commercial	1,800	.30	.36	7.96	1.14	1.30
Residential Mortgage	1,426	.64	.31	2.52	.79	1.55
Home Equity LOC	417	.38	.37	1.04	.53	.49
Residential Construction	327	.40	1.31	20.91	3.22	2.52
Consumer/ Installment	475	.62	.28	.10	1.35	1.10
Total Net Charge-offs	**$ 4,445**	**.41**	**.42**	**6.87**	**1.21**	**1.39**
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 1,603	.51 %	.66 %	17.20 %	1.45 %	1.29 %
Atlanta MSA	636	.20	.33	3.21	1.07	1.27
North Carolina	1,104	.76	.49	1.36	1.59	1.39
Coastal Georgia	345	.33	.14	.49	.85	.60
Gainesville MSA	346	.54	.15	.19	.67	2.04
East Tennessee	323	.46	.51	1.01	.98	2.98
South Carolina	-	-	-	-	-	-
Other (Indirect Auto)	88	.20	.17	.24	.39	.19

NPAs by Loan Category & Market

$ in thousands

4Q13

LOAN CATEGORY	NPLs	OREO	Total NPAs
Commercial (sec. by RE):			
Owner Occupied	$ 5,822	$ 832	$ 6,654
Income Producing	2,518	-	2,518
Commercial & Industrial	427	-	427
Commercial Construction	361	-	361
Total Commercial	**9,128**	**832**	**9,960**
Residential Mortgage	11,730	2,684	14,414
HELOC	1,448	389	1,837
Residential Construction	4,264	316	4,580
Consumer/ Installment	249	-	249
Total	**$ 26,819**	**$ 4,221**	**$ 31,040**

MARKET	NPLs	OREO	Total NPAs
Gainesville	$ 928	$ -	$ 928
Coastal Georgia	2,342	173	2,515
East Tennessee	1,800	187	1,987
North Carolina	6,567	683	7,250
Atlanta MSA	2,830	684	3,514
North Georgia	12,352	2,494	14,846

4Q12

LOAN CATEGORY	NPLs	OREO	Total NPAs
Commercial (sec. by RE):			
Owner Occupied	$ 12,599	$ 4,989	$ 17,588
Income Producing	9,549	490	10,039
Commercial & Industrial	31,817	-	31,817
Commercial Construction	23,843	2,204	26,047
Total Commercial	**77,808**	**7,683**	**85,491**
Residential Mortgage	11,151	4,753	15,904
HELOC	1,438	-	1,438
Residential Construction	18,702	5,828	24,530
Consumer/ Installment	795	-	795
Total	**$ 109,894**	**$ 18,264**	**$ 128,158**

MARKET	NPLs	OREO	Total NPAs
Gainesville	$ 903	$ 556	$ 1,459
Coastal Georgia	3,810	1,609	5,419
East Tennessee	5,661	1,859	7,520
North Carolina	11,014	2,579	13,593
Atlanta MSA	18,556	3,442	21,998
North Georgia	69,950	8,219	78,169

Non Performing Assets



*NPAs to total assets – .42% / Allowance to loans at 1.77%

$ in millions

- 4Q12* : $128.2
- 1Q13 : $112.7
- 2Q13 : $31.8
- 3Q13 : $30.6
- 4Q13 : $31.0

Legend: Non-Performing Loans / Foreclosed Properties (OREO)

United Community Banks, Inc.

APPENDIX

Experienced Proven Leadership

- Over 39 years in banking
- Led company from $42 million in assets in 1989 to $7.4 billion today
- Trustee of Young Harris College
- Georgia Power Company Board Member
- GA Economic Developers Association Spirit of Georgia Award recipient

Jimmy C. Tallent
President & CEO
Joined 1984



- Over 30 years in banking
- Responsible for overall operations
- Former Consultant and Special Assistant to the CEO and EVP of Commercial Banking for TD Bank Financial Group; and President & CEO of The South Financial Group

H. Lynn Harton
Chief Operating Officer
Joined 2012



- Over 35 years in banking
- Responsible for accounting, finance and reporting activities, M&A, and investor relations
- Former CAO and Controller for State Street Corporation
- Former ABA Accounting Committee Chairman

Rex S. Schuette
EVP & CFO
Joined 2001



- Over 30 years in banking
- Responsible for Risk Management and Credit Risk Administration; Co-Chairman of Risk Management Committee; also responsible for credit underwriting, review, policy and special assets
- Former EVP & SCO for SunTrust Banks

David P. Shearrow
EVP & CRO
Joined 2007



- Over 35 years in banking
- Responsible for 28 community banks with 102 branch offices
- Formerly of Riegel Textile Credit Union; President of Farmers and Merchants Bank
- Former Georgia Board of Natural Resources Board Chairman

Bill M. Gilbert
Director of Banking
Joined 2000



- Over 20 years in financial services and banking
- Responsible for strategic planning and implementation
- Former President of American Savings Bank; and CFO & CRO of The South Financial Group

Timothy K. Schools
Chief Strategy Officer
Joined 2011



Market Share Opportunities & Demographics

EXCELLENT GROWTH OPPORTUNITIES

Markets	Market Deposits (in billions)[1]		Deposits (in billions)[2,3]		Banks	Offices[3]	Deposit Share[1]	Rank[1]
North Georgia	$	6.4	$	2.2	11	22	34 %	1
Western North Carolina		10.9		.9	1	20	8	3
Gainesville MSA		2.7		.3	1	5	12	4
Atlanta MSA		54.4		2.2	10	36	4	7
Coastal Georgia		7.0		.3	2	8	4	7
East Tennessee		15.6		.3	2	8	2	8
Total Markets	$	97.0	$	6.2	27	99		

[1] FDIC deposit market share and rank as of 6/13 for markets where United takes deposits. Data Source: SNL and FDIC.
[2] Based on current quarter.
[3] Excludes four loan production offices

FAST GROWING MARKETS

Markets[1]	Population (in thousands)	Population Growth (%)	
		Actual 2010 - 2012	Projected 2012 - 2017
Atlanta, GA MSA	5,365	2 %	5 %
East Tennessee	868	2	4
Greenville-Mauldin-Easley, SC MSA	651	2	6
Western North Carolina	446	2	4
Coastal Georgia	390	2	7
North Georgia	387	1	2
Gainesville, GA MSA	182	1	6
Total Markets			
Georgia	9,858	2	5
North Carolina	9,759	2	6
Tennessee	6,452	2	4
South Carolina	4,740	2	6
United States	313,129	1	3

[1] Population data is for 2012 and includes those markets where United takes deposits. No deposits in SC.
Data Source: SNL

> "Surround yourself with the best people you can find, delegate authority, and don't interfere."
>
> *-Ronald Reagan*

Liquidity

$ in millions

WHOLESALE BORROWINGS

	Unused Capacity	4Q13	3Q13	4Q12	Variance vs 3Q13	Variance vs 4Q12
Wholesale Borrowings						
Brokered Deposits	$ 1,372 [1]	$ 412	$ 419	$ 245	$ (7)	$ 167
FHLB	1,110	120	-	40	120	80
Fed Funds	598	-	-	-	-	-
Other Wholesale	-	53	54	53	(1)	-
Total	$ 3,080	**$ 585**	**$ 473**	**$ 338**	**$ 112**	**$ 247**
Long-Term Debt						
Senior Debt		$ 75	$ 75	$ 35	$ -	$ 40
Sub-Debt		-	-	35	-	(35)
Trust Preferred Securities		55	55	55	-	-
Total Long-Term Debt		**$ 130**	**$ 130**	**$ 125**	**$ -**	**$ 5**

(1) Estimated Brokered Deposit Total Capacity at 25% of Assets

LOANS / DEPOSITS

	4Q13	3Q13	4Q12	Variance vs 3Q13	Variance vs 4Q12
Loans	$ 4,329	$ 4,267	$ 4,175	$ 62	$ 154
Core (DDA, MMDA, Savings)	$ 3,437	$ 3,416	$ 3,213	$ 21	$ 224
Public Funds	895	765	770	130	125
CD's	1,445	1,513	1,724	(68)	(279)
Total Deposits (excl Brokered)	$ 5,777	$ 5,694	$ 5,707	$ 83	$ 70
Loan to Deposit Ratio	**75%**	**75%**	**73%**		
Investment Securities:					
Available for Sale -Fixed	$ 881	$ 1,138	$ 1,126	$ (257)	$ (245)
-Floating	951	825	712	126	239
Held to Maturity -Fixed	473	197	222	276	251
-Floating	7	9	22	(2)	(15)
Total Investment Securities	2,312	2,169	2,082	143	230
Percent of Assets *(Excludes Floating)*	**18%**	**18%**	**20%**		

Business Mix – Deposits *at quarter-end*

$ in millions

DEPOSITS BY CATEGORY	4Q13	3Q13	2Q13	1Q13	4Q12	4Q13 vs. 4Q12
Demand & Now	$ 1,969	$ 1,979	$ 1,916	$ 1,894	$ 1,841	$ 128
MMDA & Savings	1,468	1,437	1,406	1,401	1,372	96
Core Transaction Deposits	**3,437**	**3,416**	**3,322**	**3,295**	**3,213**	**224**
Time < $100,000	888	920	977	1,014	1,050	(162)
Time ≥ $100,000 < $250,000	443	473	512	528	547	(104)
Public Deposits	863	734	674	700	739	124
Total Core Deposits	5,631	5,543	5,485	5,537	5,549	82
Time ≥ $250,000	114	120	120	125	127	(13)
Public Deposits	32	31	32	32	31	1
Total Customer Deposits	**5,777**	**5,694**	**5,637**	**5,694**	**5,707**	**70**
Brokered Deposits	425	419	375	332	245	180
Total Deposits	**$ 6,202**	**$ 6,113**	**$ 6,012**	**$ 6,026**	**$ 5,952**	**$ 250**

United Community Banks

Core Transaction Deposits

$ in millions



South Carolina
East Tennessee
Coastal Georgia
Gainesville MSA
North Carolina
North Georgia
Atlanta MSA
3Q13
4Q13
$174
$177
$214
$212
$217
$221
$578
$577
$895
$894
$1,332
$1,335
$0
$200
$400
$600
$800
$1,000
$1,200

Core Transactions / Total Deposits

	4Q13	3Q13
South Carolina	99.0 %	96.4 %
Gainesville MSA	70.2	68.8
Coastal GA	67.9	68.1
East TN	63.6	63.8
North Carolina	63.5	63.0
Atlanta MSA	61.6	62.0
North Georgia	50.4	52.1
Total	**59.5 %**	**60.0 %**

United Community Banks

Lending & Credit Environment

$ in millions



Regional Credit Review – Standard Underwriting

- House Lending Limit $25
- Project Lending Limit   15
- Top 25 Relationships   349.2

PROACTIVELY ADDRESSING CREDIT ENVIRONMENT

STRUCTURE
- Centralized underwriting and approval process
- Segregated work-out teams
- Highly skilled ORE disposition group
- Seasoned regional credit professionals

PROCESS
- Continuous external loan review
- Internal loan review of new credit relationships
- Intensive executive management involvement

- ✓ Weekly past due meetings
- ✓ Weekly NPA/ORE meetings
- ✓ Quarterly criticized watch loan review meetings
- ✓ Quarterly pass commercial and CRE portfolio review meetings

POLICY
- Ongoing enhancements to credit policy
- Periodic updates to portfolio limits

Commercial Construction & Real Estate

$ in millions

COMMERCIAL CONSTRUCTION

	31-Dec-13	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 58	40.3 %
Raw Land - Vacant (Unimproved)	34	23.6
Commercial Land Development	15	10.4
Multi-Residential	9	6.3
Churches	8	5.6
Retail Building	6	4.2
Miscellaneous	5	3.5
Office Buildings	2	1.4
Warehouse	2	1.4
Mfg Facility	2	1.4
Carwash	2	1.4
Franchise / Restaurants	1	.7
Total Commercial Construction	$ 144	



Average Loan Size ($ in thousands)
- **Commercial Construction** — $387
- **Commercial RE:**
  - **Composite CRE** — 462
  - **Owner Occupied** — 427
  - **Income Producing** — 600



Commercial RE Characteristics
- 64.5% owner occupied
- Small business, doctors, dentists, attorneys, CPAs
- $15 million project limit

COMMERCIAL REAL ESTATE

	Owner Occupied	Income Producing	31-Dec-13	
			Total	Percent
Office Buildings	$ 310.4	$ 163.7	$ 474.1	26.91 %
Retail	103.0	146.4	249.3	14.15
Small Warehouses / Storage	125.6	59.7	185.3	10.52
Churches	144.4	-	144.4	8.20
Other Properties	90.3	35.6	125.9	7.15
Convenience Stores	87.2	16.3	103.5	5.88
Hotels / Motels	-	82.6	82.6	4.69
Franchise / Restaurants	36.4	30.3	66.6	3.78
Multi-Residential / Other Properties	-	47.7	47.7	2.71
Farmland	53.4	-	53.4	3.03
Manufacturing Facility	49.0	5.6	54.6	3.10
Leasehold Property	17.4	13.0	30.4	1.73
Golf Course / Recreation	27.3	-	27.3	1.55
Auto Dealership / Service	17.6	8.6	26.2	1.49
Automotive Service	17.9	.1	17.9	1.02
Daycare Facility	11.3	7.0	18.3	1.04
Funeral Home	15.4	.6	16.0	0.91
Carwash	15.2	-	15.2	0.86
Marina	7.4	-	7.4	0.42
Mobile Home Parks	-	5.6	5.6	0.32
Movie Theater / Bowling Recreation	4.8	-	4.8	0.27
Assisted Living / Nursing Home	5.0	-	5.0	0.28
Total Commercial Real Estate	$ 1,138.9	$ 622.8	$ 1,761.7	

Loans by Business Mix and Region

$ in millions

	4Q13	3Q13	2Q13	1Q13	4Q12	4Q13 vs. 4Q12
QUARTERLY LOANS - BUSINESS MIX BY CATEGORY						
Commercial:						
Comm & Indus	$ 472	$ 457	$ 437	$ 454	$ 458	$ 14
Owner Occ'd	1,134	1,129	1,119	1,130	1,131	3
Total C & I	1,606	1,586	1,556	1,584	1,589	17
Income Prod CRE	623	614	629	674	682	(59)
Comm Constr	149	137	133	152	155	(6)
Total Comm	2,378	2,337	2,318	2,410	2,426	(48)
Resi Mortgage	1,316	1,309	1,278	1,246	1,214	102
Resi Constr	328	318	332	372	382	(54)
Consum / Install	307	303	261	166	153	154
Total Loans	$ 4,329	$ 4,267	$ 4,189	$ 4,194	$ 4,175	$ 154

	2013	2012	2011	2010	2009
ANNUAL LOANS - BUSINESS MIX BY CATEGORY					
Commercial:					
Comm & Indus	$ 472	$ 458	$ 428	$ 441	$ 390
Owner Occ'd	1,134	1,131	1,112	980	963
Total C & I	1,606	1,589	1,540	1,421	1,353
Income Prod CRE	623	682	710	781	816
Comm Constr	149	155	164	297	363
Total Comm	2,378	2,426	2,414	2,499	2,532
Resi Mortgage	1,316	1,214	1,135	1,279	1,427
Resi Constr	328	382	448	695	1,050
Consum / Install	307	153	113	131	142
Total Loans	$ 4,329	$ 4,175	$ 4,110	$ 4,604	$ 5,151

	4Q13	3Q13	2Q13	1Q13	4Q12	4Q13 vs. 4Q12
QUARTERLY LOANS - BY REGION						
North Georgia	$ 1,240	$ 1,262	$ 1,265	$ 1,363	$ 1,364	$ (124)
Atlanta MSA	1,275	1,246	1,227	1,262	1,250	25
North Carolina	572	575	576	575	579	(7)
Coastal Georgia	423	421	397	398	400	23
Gainesville MSA	255	253	256	259	261	(6)
East Tennessee	280	277	282	282	283	(3)
South Carolina	88	47	34	-	-	88
Other (Ind. Auto)	196	186	152	55	38	158
Total Loans	$ 4,329	$ 4,267	$ 4,189	$ 4,194	$ 4,175	$ 154

	2013	2012	2011	2010	2009
ANNUAL LOANS - BY REGION					
North Georgia	$ 1,240	$ 1,364	$ 1,426	$ 1,689	$ 1,884
Atlanta MSA	1,275	1,250	1,220	1,310	1,435
North Carolina	572	579	597	702	772
Coastal Georgia	423	400	346	335	405
Gainesville MSA	255	261	265	312	390
East Tennessee	280	283	256	256	265
South Carolina	88	-	-	-	-
Other (Ind. Auto)	196	38	-	-	-
Total Loans	$ 4,329	$ 4,175	$ 4,110	$ 4,604	$ 5,151

Non GAAP Reconciliation Tables

$ in thousands

	Operating Earnings to GAAP Earnings Reconciliation				
	4Q13	**3Q13**	**2Q13**	**1Q13**	**4Q12**
CORE FEE REVENUE					
Core fee revenue	$ 13,219	$ 13,966	$ 14,063	$ 12,618	$ 14,551
Securities gains, net	70	-	-	116	31
Gains from sales of low income housing tax credits	-	-	468	-	-
BOLI death benefit gain	-	86	1,366	-	-
Mark to market on deferred compensation plan assets	230	173	46	177	63
Fee revenue (GAAP)	**$ 13,519**	**$ 14,225**	**$ 15,943**	**$ 12,911**	**$ 14,645**
CORE OPERATING EXPENSE					
Core operating expense	$ 41,193	$ 39,325	$ 42,067	$ 40,900	$ 41,489
Foreclosed property expense	191	194	5,151	2,333	4,611
Severance	-	405	1,559	360	563
Provision for litigation settlement	-	-	-	-	4,000
Mark to market on deferred compensation plan liability	230	173	46	177	63
Operating expense (GAAP)	**$ 41,614**	**$ 40,097**	**$ 48,823**	**$ 43,770**	**$ 50,726**
TANGIBLE COMMON EQUITY AND TANGIBLE EQUITY TO TANGIBLE ASSETS					
Tangible common equity to tangible assets	8.99 %	9.02 %	6.30 %	5.66 %	5.67 %
Effect of preferred equity	2.60	2.74	2.83	2.87	2.88
Tangible equity to tangible assets	11.59	11.76	9.13	8.53	8.55
Effect of goodwill and other intangibles	.03	.04	.06	.07	.08
Equity to assets (GAAP)	11.62 %	11.80 %	9.19 %	8.60 %	8.63 %
TANGIBLE COMMON EQUITY TO RISK-WEIGHTED ASSETS					
Tangible common equity to risk-weighted assets	13.17 %	13.34 %	13.16 %	8.45 %	8.26 %
Effect of preferred equity	2.38	4.01	4.11	4.22	4.24
Tangible equity to risk weighted assets	**15.55**	**17.35**	**17.27**	**12.67**	**12.50**
Effect of deferred tax limitation	(4.25)	(4.72)	(4.99)	-	-
Effect of other comprehensive income	.39	.49	.29	.49	.51
Effect of trust preferred	1.04	1.09	1.11	1.15	1.15
Tier I capital ratio (Regulatory)	**12.73 %**	**14.21 %**	**13.68 %**	**14.31 %**	**14.16 %**